SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Notice of Results of Extraordinary General Meeting

December 28, 2006

PRANA BIOTECHNOLOGY LIMITED
(ASX: PBT)

Results of Extraordinary General Meeting

The Company wishes to advise that all resolutions contained in the Notice of Meeting were duly carried on a show of hands.

In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the company at its Extraordinary General Meeting held on 28 December 2006.

No.	Resolution	For	Against	Abstain
1.	Approval of Prior Issue of Securities	40,547,820	914,290	10,138,363
2.	Approval of Issue of Securities	36,589,693	953,840	14,056,940

On behalf of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  December 28, 2006